Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

300 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

May 21, 2020

3.	News Release

A news release dated May 21, 2020 was disseminated through the facilities of CISION and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On May 21, 2020 the Company announced the closing of an underwritten public offering (the “Offering”) of 63,940,000 units of the Company (the “Units”) at a price of C$0.90 per Unit for aggregate gross proceeds to the Company of C$57,546,000, which includes the exercise in full of an over-allotment option for 8,340,000 Units. Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of five years following the closing date of the Offering at an exercise price of C$1.05 per Warrant Share, subject to adjustment in certain events.

5.	Full Description of Material Change

On May 21, 2020 the Company announced the closing of the Offering of 63,940,000 Units at a price of C$0.90 per Unit for aggregate gross proceeds to the Company of C$57,546,000, which includes the exercise in full of over-allotment option of 8,340,000 Units. Each Unit consisted of one Common Share and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of five years following the closing date of the Offering at an exercise price of C$1.05 per Warrant Share, subject to adjustment in certain events.

The Offering was conducted pursuant to the terms of an underwriting agreement dated May 19, 2020 among the Company, Canaccord Genuity Corp. and Canaccord Genuity LLC, as lead underwriters, A.G.P. / Alliance Global Partners, AltaCorp Capital Inc. and BMO Nesbitt Burns Inc. (collectively, the “Underwriters”). The Company granted the Underwriters an over-allotment option to purchase up to 8,340,000 additional Units on the same terms as the Offering, exercisable within 30 days of the closing of the Offering, which was exercised in full on closing.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Units were offered in each of the provinces and territories of Canada by way of a prospectus supplement dated May 19, 2020 (the “Prospectus Supplement”) to the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”) and in the United States pursuant to the Company’s registration statement on Form F-10 (the “Registration Statement”) in accordance with the U.S./Canada Multijurisdictional Disclosure System.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

Under the Offering, certain insiders of the Company purchased an aggregate of 577,800 Units, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The purchase of the Units by the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of securities issued to insiders nor the consideration paid by insiders exceeded 25% of the Company’s market capitalization. The Company did not file a material change report in respect of the transaction 21 days in advance of closing of the Offering because insider participation had not been confirmed.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

May 21, 2020